DIAMEDICA THERAPEUTICS, INC. 301 CARLSON PARKWAY, SUITE 210 MINNEAPOLIS, MN 55305 USA	T 763 496 5454 E INFO@DIAMEDICA.COM W WWW.DIAMEDICA.COM

July 5, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Jimmy McNamara

Re:	DiaMedica Therapeutics Inc.
Registration Statement on Form S-3
Filed June 30, 2023
File No. 333-273068
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DiaMedica Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on July 7, 2023, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Fox Rothschild LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Amy Culbert of Fox Rothschild LLP at (612) 607-7287.

Thank you for your assistance in this matter. Should you have any questions, please call Ms. Culbert.

Very truly yours,

/s/ Rick Pauls

Rick Pauls

President and Chief Executive Officer